

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

March 13, 2018

Gregory Daily
Chief Executive Officer
i3 Verticals, Inc.
40 Burton Hills Blvd., Suite 415
Nashville, TN 37215

> **Re: i3 Verticals, Inc.**
> **Draft Registration Statement on Form S-1**
> **Submitted February 12, 2018**
> **CIK No. 0001728688**

Dear Mr. Daily:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

General

1.   Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Prospectus Cover Page

2.   Please revise to disclose your dual class capital structure and the percentage of voting and economic interest that will be held by investors in this offering.

Our Company, page 2

3.   Please revise to provide the basis for your statement that "substantial value was created at both iPayment, Inc. and PMT Services, Inc." Please also state that there is no guarantee that your executives will be able to create similar value for your company. Please similarly revise your disclosure on page 90 regarding your executive management team's "proven track record of successfully building publicly-traded payments businesses."

Risk Factors

We are a holding company with no operations of our own, page 35

4.   Please disclose whether you currently anticipate that i3 Verticals, LLC will be restricted from making distributions to you pursuant to the financing agreements that will be in effect following the offering.

Our Organizational Structure

Organizational Structure Following this Offering, page 48

5.   Please clarify how the company will manage the business of i3 Verticals, LLC following the offering. Please discuss, for example, whether the company will have any employees, other than the named executive officers discussed in the prospectus, or if all such functions will reside at the i3 Verticals, LLC or other subsidiary level.

Unaudited Pro Forma Consolidated Financial Information

Notes to Unaudited Pro Forma Consolidated Balance Sheet, page 62

6.   Please describe the valuation techniques and inputs used to determine the provisional acquisition-date fair values for acquired merchant relationships, non-compete agreements, trade name and deferred revenue used to determine the fair value on contingent consideration.

Notes to Unaudited Pro Forma Consolidated Statements of Operations, page 66

7.   Please disclose the nature and terms of the compensation contractual arrangements in pro forma adjustment (d) (1).

8.   Please disclose the current interest rate used in computing pro forma adjustment (d) (4). Further, if the actual interest rate disclosed can vary from that depicted please also disclose the effect on income of a 1/8 percent variance.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Key Operating Metrics, page 74

9.   You state that measuring period-to-period payment volume attrition is a key operating metric. Please revise to provide results of this metric for a recent period.

10.   We note that payment volume is a key metric by which you evaluate your performance. We further note that "[p]ayment volume reflects the addition of new clients and same store payment volume growth of existing clients." Please tell us whether you track payment volume from new clients and existing clients separately, particularly in lieu of the fact that period to period growth attributable to payment volume in the aggregate was 21% and part of your strategy is acquisition-driven growth. If so, please advise what consideration you gave to disclosing those components of your payment volume metric.

Results of Operations

Revenue, page 75

11.   Please revise to quantify the total amount of revenue attributable to "discount fees" and the amount of revenue attributable to other revenue-generating activities such as software licensing subscriptions and other POS-related solutions, to the extent material. Refer to Item 303 of Regulation S-K.

12.   To the extent practicable, please quantify the increase in revenue attributable to the increased payment volume of $1.8 billion. Please also quantify the increase in payment volume revenue attributable to acquisitions. Refer to Item 303 of Regulation S-K.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies, page 82

13.   Please quantify and provide an analysis of the impact of critical accounting estimates on your financial position and results of operations for the periods presented, including the effect of changes in critical accounting estimates between periods to the extent such changes had a significant effect on your financial position or operating results. In addition, please revise to include a qualitative and quantitative analysis of the sensitivity of reported results to changes in assumptions, judgments, and estimates when reasonably likely changes in assumptions, judgments and estimates would have a material effect on your financial condition or operating performance. Refer to SEC Release No. 33-8350.

Contractual Obligations, page 81

14.   Please include contingent consideration payable and other long-term liabilities in the table of contractual obligations or disclose why such liabilities are omitted.

Goodwill, page 84

15.   Please disclose that material goodwill does not exist at reporting units that are at risk at failing step one or that no reporting units are at risk. Otherwise, please provide the following disclosures for each reporting unit that is at risk of failing step one of the impairment test:

• The percentage by which fair value exceeded carrying value as of the date of the most recent test;

• The amount of goodwill allocated to the reporting unit;

• A description of the methods and key assumptions used and how the key assumptions were determined;

• A discussion of the degree of uncertainty associated with key assumptions. The discussion regarding uncertainty should provide specifics to the extent possible; and

• A description of potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions.

Business

Distribution Partners, page 103

16.   Here, or in another appropriate place in the prospectus, please briefly elaborate upon the financial concessions you may need to pay to maintain loyalty or exclusivity with distribution partners. In this regard, we note your disclosure on page 20.

Certain Relationships and Related Party Transactions

Tax Receivable Agreement, page 129

17.   Please enhance your disclosure by providing an estimated range of the future payment amounts you expect to pay under the agreement to the Continuing Equity Owners and the anticipated timing of such payments.

Financial Statements

i3 Verticals, LLC and Subsidiaries

General

18.　　Please update your financial statements in accordance with Rule 8-08 of Regulation S-X. Please also update unaudited pro forma financial information on page 75.

Consolidated Statements of Operations, page F-4

19.　　Please disclose basic and diluted income (loss) per common unit in accordance with ASC 260. Please also present pro forma income taxes and pro forma net income (loss) per common unit.

Notes to Consolidated Financial Statements

2. Summary of Significant Accounting Policies

Long-Term Debt, Net, page F-24

20.　　We note your disclosure regarding dividend policy on page 53. Please describe the most significant restrictions on the payment of dividends, indicating their sources, their pertinent provisions and the amount of members' equity or income restricted or free of restrictions. Please refer to Rule 4-08(e) of Regulation S-X.

14. Commitments and Contingencies

Litigation, page F-33

21.　　We note that you considered all ordinary course legal proceedings in formulating your disclosures and assessments. However, since you only referred to legal proceedings which are probable of being asserted, please confirm that:

- you disclose nature of accruals for estimated losses from a loss contingency when it is probable that a liability has been incurred and the amount of loss can be reasonably estimated; and

- you disclose the nature of the contingency and an estimate of the possible loss or range of loss or a statement that such an estimate cannot be made if there is at least a reasonable possibility that a loss or additional loss may have been incurred and an accrual is not made or an exposure to loss exists in excess of the amount accrued;

Please refer to ASC 450-20-25-2 and ASC 450-20-50-3 through ASC 450-20-50-6.

In addition, please disclose your accounting policies for the recognition and disclosure of loss contingencies.

Related Party Transactions, page F-33

22.   Please tell us your basis in GAAP for treating revenues and expenses related to processing payment card transactions for merchants designed by Axia Tech. Please cite the authoritative guidance applied.

16. Segments, page F-34

23.   We note that you primarily use processing margin to measure segment operating performance. Please revise your disclosure to describe how you define and calculate processing margin. Please also tell us why the processing margin segment measure is not reflected in the summary of reportable segment operating performance for the years ended September 30, 2017 and 2016.

24.   Please tell us what consideration you gave to disclosing the factors used to identify reportable segments. Please refer to ASC 280-10- 50-21. Also, please tell us the significance of B2B payment processing revenues and how B2B payment services is presented in your segment reporting.

Fairway Payments, Inc.

Financial Statements

25.   Please update the financial statements in accordance with Rule 8-08 of Regulation S-X.

San Diego Cash Register Company, Inc.

Financial Statements

26.   Please update your financial statements in accordance with Rule 8-08 of Regulation S-X.

You may contact Yolanda Guobadia, Staff Accountant, at (202) 551-3562, or William Thompson, Accounting Branch Chief, at (202) 551-3344 if you have questions regarding comments on the financial statements and related matters. Please contact Courtney Haseley, Attorney-Adviser, at (202) 551-7689, Lisa Kohl, Legal Branch Chief, at (202) 551-3252, or me at (202) 551-3720 with any other questions.

Sincerely,

/s/ Lisa M. Kohl for

Mara L. Ransom
Assistant Director
Office of Consumer Products

cc: J. Page Davidson, Esq.
    Jay H. Knight, Esq.
    Bass, Berry & Sims PLC